Contact

www.linkedin.com/in/ben-booth-a72786144 (LinkedIn)

Top Skills

Teaching

Non-profit Board Leadership

Nonprofit Organizations

Ben Booth

Member at Next Boatworks LLC, Executive Director at Dharma Voyage

South Dartmouth, Massachusetts, United States

Summary

Boat designer/builder, coastal rower, teacher, student of life.
Co-designer of the Rebel C1x Coastal Rower, due to launch in Autumn of 2021, and make waves in the world of rowing.

Experience

Next Boatworks LLC

Managing Member

May 2016 - Present (6 years 6 months)

Bristol, RI, United States

Dharma Voyage

Executive Director

May 2009 - Present (13 years 6 months)

Dharma Voyage is an educational nonprofit dedicated to offering opportunities for creating powerful paths of personal mastery through a curriculum of both mind-body training and Zen-infused outdoor adventures.

Exploring the interchange of rowing and meditation as a dynamic Zen experience – incorporating rigorous martial arts and other awareness-based training into the art of rowing, while gaining ever more intuitive insight into meditation and the expansion of personal potential through inspirations gained in movement across the sea.